SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15 (d)

of the Securities Exchange Act of 1934

for the year ended December 31, 2005

Commission File Number: 1-1225

WYETH SAVINGS PLAN - PUERTO RICO

(Full title of the Plan)

Wyeth

(Name of Issuer of the securities held pursuant to the Plan)

Five Giralda Farms

Madison, New Jersey 07940

(Address of principal executive office)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Wyeth Savings Plan – Puerto Rico Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

WYETH SAVINGS PLAN - PUERTO RICO

By:	/s/ Paul J. Jones
Paul J. Jones
Member of the Wyeth
Savings Plan – Puerto Rico Committee

Date: June 20, 2006

WYETH SAVINGS PLAN - PUERTO RICO

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2005 and 2004

AND

FOR THE YEAR ENDED DECEMBER 31, 2005

EMPLOYER IDENTIFICATION NUMBER - 13-2526821

PLAN NUMBER – 060

WYETH SAVINGS PLAN - PUERTO RICO

DECEMBER 31, 2005 and 2004

Exhibit 23.1     Consent of Independent Registered Public Accounting Firm

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

Wyeth Savings Plan – Puerto Rico:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Wyeth Savings Plan- Puerto Rico (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey

June 16, 2006

Wyeth Savings Plan - Puerto Rico

Statements of Net Assets Available for Plan Benefits

As of December 31, 2005 and 2004

	December 31,
	2005	2004
Assets:
Investments, at fair value	$72,491,555	$66,308,129
Participants Loans, at contract value	10,255,484	7,757,645

Total investments	82,747,039	74,065,774

Receivables:
Employer contributions	169,460	156,095
Participant contributions	515,495	473,878
Accrued interest	2,104	1,447
Due from brokers for securities sold	115,266	—

Total receivables	802,325	631,420

Total Assets	83,549,364	74,697,194

Liabilities:
Administrative fees payable	1,664	1,419
Corrective distributions	210,640	299,001

Total Liabilities	212,304	300,420

Net Assets Available for Plan Benefits	$83,337,060	$74,396,774

The accompanying notes to financial statements are an integral part of these statements.

Wyeth Savings Plan - Puerto Rico

Statement of Changes in Net Assets Available for Plan Benefits

For The Year Ended December 31, 2005

Investment Income:
Net appreciation in fair value of investments	$2,609,652
Interest	1,717,534
Dividends	1,379,142

Total investment income	5,706,328

Contributions:
Employer	3,204,215
Participant	10,079,275

Total contributions	13,283,490

Total additions	18,989,818

Deductions from net assets attributed to:
Benefits paid to participants	9,777,946
Corrective distributions	210,640
Administrative fees	60,946

Total deductions	10,049,532

Net increase	8,940,286

Net Assets Available for Plan Benefits:
Beginning of Year	74,396,774

End of Year	$83,337,060

The accompanying notes to financial statements are an integral part of these statements.

WYETH SAVINGS PLAN - PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Wyeth Savings Plan - Puerto Rico (the “Plan”) only provides general information. Participants in the Plan should refer to the Plan Document for a more detailed and complete description of the Plan’s provisions.

General

The Plan, a defined contribution profit sharing plan, was approved and adopted by the Board of Directors of Wyeth (the “Company”) and became effective on January 1, 1993. Full-time employees of the Company and its participating subsidiaries who reside in Puerto Rico and are not subject to a collective bargaining agreement (“non-union”) are eligible to participate in the Plan after attaining age 21. Part-time employees to be eligible must complete at least 1,000 hours during the first 12 months of employment or during any calendar year following the year in which they are hired. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and the Puerto Rico Internal Revenue Code (the “PR Code”).

Contributions

Participants may elect to make contributions to the Plan in whole percentages up to a maximum of 16% of their covered compensation, as defined. Contributions can be made on a before-tax basis (“salary deferral contributions”), an after-tax basis (“after-tax contributions”), or a combination of both. The Company will contribute an amount equal to 50% of the participant’s contributions to the Plan for contributions up to 6% of the participant’s covered compensation. Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. Under the PR Code, total annual salary deferral contributions that can be included for Plan purposes are subject to annual limitations; any excess contributions are refunded to participants in the following year, if applicable.

Vesting and Separation From Service

Participants are fully vested at all times in their salary deferral contributions and after-tax contributions and all earnings thereon. A participant is also fully vested in Company matching contributions if the participant has at least five years of continuous service, as defined. If participants have less than five years of continuous service, such participants become vested in their Company matching contributions and all earnings thereon according to the following schedule:

Years of Continuous Service	Vesting Percentage
1 year completed	0%
2 years completed	25%
3 years completed	50%
4 years completed	75%
5 years completed	100%

Regardless of the number of years of continuous service, participants shall be fully vested in their Company matching contributions account upon reaching age 65 or upon death, if earlier. If employment is terminated prior to full vesting, the non-vested portion of the Company matching contributions and all earnings thereon is forfeited and becomes available to satisfy future Company matching contributions.

Forfeited Amounts

During 2005, forfeitures of $99,606 were used to offset Company matching contributions. As of December 31, 2005 and 2004, the amount of forfeitures available to offset future Company matching contributions totaled $55,253 and $59,093, respectively.

Distributions

Participants are entitled to withdraw all or any portion of their after-tax contributions. Participants may make full or partial withdrawals of funds in any of their accounts upon attaining age 59  1/2 or for financial hardship, as defined in the Plan Document, before that age. Participants are limited to one quarterly non-hardship and one hardship withdrawal each year. Participants may qualify for hardship withdrawals if they have an immediate and heavy financial need, as determined by the Wyeth Savings Plan Committee - Puerto Rico (the “Committee”). Participants may make hardship withdrawals provided they have no other funds that are readily available to meet that need.

Upon termination of employment, participants are entitled to a lump-sum distribution of their vested account balance. Participants can elect to defer the distribution of their account if the participant’s account balance is greater than $5,000 and if the participant is less than 70 1/2 years of age.

Administrative Costs

Most costs and expenses of administering the Plan are paid by the Company except for certain investment expenses, which are deducted from the applicable investment funds.

Participant Loans

Participants who have a vested account balance of at least $2,000 may borrow from the vested portion of their account, subject to certain maximum amounts of up to $50,000. Participants in the Plan may borrow up to 50% of their vested account balances. Each loan is secured by the borrower’s vested interest in their account balance. Participants may have outstanding up to four general purpose loans and one loan to acquire or construct a principal residence. All loans must be repaid within 5 years except for those used to acquire or construct a principal residence, which must be repaid within 15 years. Defaults on participants’ loans during the year are treated as withdrawals and are fully taxable to the participants. The interest rate charged on loans provides a return commensurate with a market rate, or such other rate as permitted by government regulations as of the date of the loan agreement.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Contributions

Contributions from the employer are accrued based upon amounts required to be funded under the provisions of the Plan. Contributions from employees are accrued when deducted from payroll.

Payment of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

Investments in stock are valued based on quoted market value as of the last business day of the year. Mutual funds are recorded at fair market value, which is based upon their published net asset value. Investment contracts are recorded at contract value based upon information provided by Fidelity Management Trust Company (“Fidelity”) which approximates fair market value. Interest bearing cash is valued at cost.

Loans are valued at cost, which does not differ materially from fair market value.

Net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned on the accrual basis.

The following table presents investments:

	December 31,
	2005	2004
Investments at Fair Value as Determined by Net Asset Value
Mutual Funds	$25,645,867	$21,759,649
Investments at Contract Value
Investment Contracts	28,490,225	25,531,939
Participants Loans	10,255,484	7,757,645
Interest Bearing Cash	1,424,820	1,166,902
Investments at Fair Value as Determined by Quoted Market Price
Common Stock	16,930,643	17,849,639

Total Investments	$82,747,039	$74,065,774

Risks and Uncertainties

The Plan’s assets consist of various investments which are exposed to a number of risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts in net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 3 – INVESTMENT ELECTIONS

Participants can elect to invest amounts credited to their account in any of twenty-two investment funds offered by the Plan and transfer amounts between these funds at any time during the year. Investment elections must be made in multiples of 1%. Transfers between funds must be made in whole percentages and/or in an amount of at least $250 and may be made on a daily basis.

The twenty-two investment options were as follows for 2005 (*newly offered in 2005):

Interest Income Fund - consists primarily of investment contracts issued by life insurance companies which pay a specified rate of interest for a fixed period of time and repay principal at maturity. The fund also contains a money market/STIF component within the underlying investments, for the purpose of providing liquidity for fund transfers and other participant-directed activity. The investment contracts are guaranteed by the issuing insurance carrier. However, the Committee has established guidelines that provide that investment contracts be placed with companies rated Aa3 or higher by Moody’s and AA- or higher by Standard & Poor’s. The interest rate payable to Plan participants in this fund will be a rate which reflects a blend of the total investments made by the fund. The average blended yield and crediting interest rate attributable to these contracts approximated 4.71% for 2005 and 4.83% for 2004.

Wyeth Common Stock Fund - consists primarily of Company common stock and a money market component for purposes of providing liquidity. Purchases and sales of Wyeth common stock are made in the open market. Participants have full voting rights for equivalent shares purchased at their direction under the Plan.

Fidelity Magellan Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks long-term capital appreciation by actively managing investments in the stocks of companies that the investment manager believes possess above average growth potential.

Fidelity Balanced Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company, which is invested primarily in income-producing securities, including common stocks, preferred stocks and bonds, with at least 25% of the fund’s assets in fixed income senior securities.

Fidelity International Discovery Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks long-term growth and current income by investing in assets, of which at least 65% are in securities of issuers that have their principal business activities outside of the United States.

Fidelity Spartan U.S. Equity Index Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide investment results that correspond to the total return performance of the stocks of companies that make up the Standard & Poor’s 500 Index.

Fidelity Low-Priced Stock Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that invests primarily in domestic and international small/mid capitalization equities.

MSIFT Value Portfolio – Adviser Class - consists of shares in a mutual fund managed by Morgan Stanley Investments, LLP, which seeks long-term returns by investing in stocks of large and mid-sized companies.

PIMCO Total Return* – Administrative Class – consists of shares in a mutual fund managed by Pacific Investment Management Company that seeks to provide a high level of current income by investing in a diversified portfolio of fixed income instruments, including U.S. government, corporate, mortgage and foreign investments.

Fidelity High Income Fund* – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide a high level of current income by investing primarily in income-producing debt securities, preferred stocks and convertible securities, with an emphasis on lower-quality debt securities.

Fidelity New Markets Income Fund* – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide a high level of current income as well as long-term capital appreciation by investing at least 80% of its assets in debt securities of issuers in emerging or developing markets.

Oppenheimer Developing Markets Fund* – Class A – consists of shares in a mutual fund managed by OppenheimerFunds that seeks to provide long-term capital appreciation by investing primarily in the common stocks of issuers in emerging or developing markets.

Fidelity Real Estate Investment Fund* – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide above-average income and long-term capital growth by investing at least 80% of its assets in equity securities of companies principally engaged in the real estate industry.

Fidelity Capital Appreciation Fund* – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide long-term growth of capital by investing primarily in the large capitalization growth common stocks of domestic and foreign issuers.

Fidelity Freedom Funds* – consist of shares in eight mutual funds (classified as “lifestyle” or “lifecycle” funds) managed by Fidelity Management & Research Company that permit an investor to select the fund that best matches his or her expected retirement year. Each Freedom Fund is a balanced fund (i.e., providing a mix of equity and fixed income exposure) that invests in a portfolio of other Fidelity mutual funds, and each will gradually adopt a more conservative allocation as the target retirement date approaches. The eight mutual funds available to Wyeth Plan participants are Freedom 2005, Freedom 2010, Freedom 2015, Freedom 2020, Freedom 2025, Freedom 2030, Freedom 2035 and Freedom 2040.

NOTE 4 – MANAGEMENT OF THE PLAN

The Plan is administered by the Committee, which was appointed by the Board of Directors of the Company. Banco Popular de Puerto Rico is the Plan’s trustee. Fidelity Management Trust Company was appointed by the Committee as recordkeeper and custodian, and is a party-in-interest to the Plan.

NOTE 5 – RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the record keeper and custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in shares of the Company. The Company is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

NOTE 6 – PLAN AMENDMENTS

The Plan was amended in 2005 to increase investment elections and to have elections made in whole percentages. The number of general purpose loans that a participant can receive was increased, and participants are now charged for loan applications and maintenance fees.

NOTE 7 – INCOME TAX STATUS

Puerto Rico

The Plan is designed to be a qualified profit-sharing plan under Section 165(a) of the Puerto Rico Income Tax Act of 1954 (the “Act”) and the trust established under the Plan is intended to be tax-exempt under Section 165(a) of the Act. The Company has obtained from the Puerto Rico Treasury Department a favorable determination letter dated December 20, 1993 stating that the Plan is in compliance with the Act. It has also received verification dated April 2, 1998 from the Puerto Rico Treasury Department stating that all plan amendments through January 1, 1996 will not affect the favorable determination previously issued on December 20, 1993. The Plan has been amended since receiving the determination letter and subsequent notification. However, the Plan administrator believes that the Plan and the trust continue to meet the requirements of the Act.

Federal Income Tax Status

The Plan does not constitute a qualified profit-sharing plan under the provisions of Section 401(a) of the Internal Revenue Code (the “Code”) and the “cash and deferred arrangement” incorporated in the Plan is not intended to qualify under Section 401(k) of the Code. Pursuant to Section 1022(i)(1) of ERISA, however, the trust established thereunder is exempt from Federal income tax under Section 501(a) of the Code. An individual who is a bona fide resident of Puerto Rico during the entire taxable year will not be subject to any Federal income tax on income derived from sources within Puerto Rico.

NOTE 8 – PLAN TERMINATION

Although it has not expressed any intention to do so, the Company reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Company contribution and earnings amounts and are entitled to full distribution of such amounts.

NOTE 9 – INVESTMENTS

The fair market value of individual investments that represented 5% or more of the Plan’s total net assets, as of December 31, were as follows:

	2005	2004
Wyeth Common Stock	$16,930,643	$17,849,639
Fidelity Spartan U.S. Equity Index Fund	7,688,138	7,644,227
Fidelity Balanced Fund	6,901,469	6,153,744
Fidelity Magellan Fund	4,261,798	4,136,101
Monumental Life Insurance GIC 4.83% Due 12/15/09	5,008,815	—

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,609,652 as follows:

Wyeth Common Stock	$1,630,471
Mutual Funds	979,181

Total	$2,609,652

Schedule I

Wyeth Savings Plan - Puerto Rico

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2005

Employer Identification Number - 13-2526821

Plan Number - 060

Identity of Issuer	Description of Investment	Cost**	Current Value
John Hancock Mutual Life Insurance	GIC 5.42% Due 6/15/07		$3,093,936
	GIC 5.03% Due 6/15/10		1,618,172
Metropolitan Life Insurance	GIC 4.24% Due 6/16/08		2,308,155
	GIC 4.33% Due 12/15/10		3,135,721
Monumental Life Insurance	GIC 4.95% Due 6/15/06		1,215,443
	GIC 4.31% Due 12/15/08		1,227,927
	GIC 4.68% Due 6/15/09		1,619,996
	GIC 4.11% Due 12/15/09		1,520,126
	GIC 4.83% Due 12/15/09		5,008,815
New York Life Insurance	GIC 3.54% Due 6/15/09		3,079,938
Principal Life Insurance	GIC 4.01% Due 12/17/07		1,690,512
	GIC 3.70% Due 12/15/08		1,529,247
Travelers Insurance	GIC 6.51% Due 12/15/06		1,442,237
Wyeth*	Common Stock
	367,498 shares		16,930,643
Fidelity Management Trust Company*	Fidelity STIF
	Interest Bearing Cash		1,424,820
Fidelity Management Trust Company*	Magellan Fund
	40,039 shares		4,261,798
Fidelity Management Trust Company*	Balanced Fund
	367,882 shares		6,901,469
Fidelity Management Trust Company*	International Discovery Fund
	60,970 shares		1,930,303

*	Represents a party-in-interest to the Plan

**	Cost not required for participant directed investments.

Schedule I

(Continued)

Wyeth Savings Plan - Puerto Rico

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2005

Employer Identification Number - 13-2526821

Plan Number - 060

Identity of Issuer	Description of Investment	Cost**	Current Value
Fidelity Management Trust Company*	Spartan U.S. Equity Index Fund
	174,097 shares		7,688,138
Fidelity Management Trust Company*	Low-Priced Stock Fund
	50,424 shares		2,059,322
Fidelity Management Trust Company*	Real Estate Investment Fund
	19,895 shares		619,917
Fidelity Management Trust Company*	New Markets Income Fund
	14,136 shares		203,984
Fidelity Management Trust Company*	Capital Appreciation Fund
	908 shares		22,789
Fidelity Management Trust Company*	Freedom Fund 2005
	2,370 shares		26,354
Fidelity Management Trust Company*	Freedom Fund 2010
	3,183 shares		44,728
Fidelity Management Trust Company*	Freedom Fund 2015
	4,883 shares		56,394
Fidelity Management Trust Company*	Freedom Fund 2020
	3,788 shares		55,719
Fidelity Management Trust Company*	Freedom Fund 2025
	1,283 shares		15,340
Fidelity Management Trust Company*	Freedom Fund 2030
	518 shares		7,781

*	Represents a party-in-interest to the Plan

**	Cost not required for participant directed investments.

Schedule I

(Continued)

Wyeth Savings Plan - Puerto Rico

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2005

Employer Identification Number - 13-2526821

Plan Number - 060

Identity of Issuer	Description of Investment	Cost**	Current Value
Fidelity Management Trust Company*	Freedom Fund 2035
	1,065 shares		13,025
Fidelity Management Trust Company*	Freedom Fund 2040
	3,237 shares		28,579
Fidelity Management Trust Company*	High Income Fund
	5,283 Shares		46,385
Morgan Stanley Investments, LLP.	MSIFT Value Portfolio - Adviser Class
	32,497 shares		555,372
Pacific Investment Management Company	PIMCO Total Return
	3,671 shares		38,536
OppenheimerFunds	Developing Markets Fund
	29,450 shares		1,069,934
Participants Loans*	Rates ranging from 5.0% to 11.0%
	Due through 2020		10,255,484

Total Investments			$82,747,039

*	Represents a party-in-interest to the Plan

**	Cost not required for participant directed investments.